Exhibit 99.2

$FFHOHUDWLQJVXFFHVV  Fourth Quarter 2022 Financial Results February 9, 2023

Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially differen t f rom any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic condi tions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign e xch ange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to del ive r services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersec uri ty risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage l oan s; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitabili ty; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, c han ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2021 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and othe r p eriodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendi x f or reconciliations to GAAP measures.

Colliers | 3

Highlights

(US$ millions, except per share amounts)

Three months ended December 31	2022	2021	%Change USD	%Change LC[1]
Revenue	1,222.4	1,345.5	-9%	-5%
Adjusted EBITDA	202.7	192.0	6%	9%
Adjusted EBITDA Margin	16.6%	14.3%		
Adjusted EPS	2.31	2.25	3%	
GAAP Operating Earnings	103.8	138.4	-25%	
GAAP Operating Earnings Margin	8.5%	10.3%		
GAAP diluted EPS	0.51	0.92	-45%	

Year ended December 31	2022	2021	% Change USD	% Change LC[1]
Revenue	4,459.5	4,089.1	9%	13%
Adjusted EBITDA	630.5	544.3	16%	19%
Adjusted EBITDA Margin	14.1%	13.3%		
Adjusted EPS	6.99	6.18	13%	
GAAP Operating Earnings (Loss) [2]	332.5	-131.5	NM	
GAAP Operating Earnings (Loss) Margin	7.5%	-3.2%		
GAAP diluted EPS[2]	1.05	-9.09	NM	

Strong full year performance driven by high value recurring revenues

- Investment Management and Outsourcing & Advisory delivered strong revenue growth
- Interest rate volatility and challenging debt capital availability impacted Capital Markets during the third quarter and seasonally strong fourth quarter

Completed investment in Versus in Investment Management

- $98 billion in total AUM, with 85% in perpetual or long-dated investment strategies and about 70% in highly defensive asset classes

[1] Local Currency
[2] For the year ended December 31, 2021, GAAP operating loss and GAAP diluted EPS include a $471.9 million settlement of Long-Term Incentive Arrangement ("LTIA") with the Company's Chairman & CEO

1,084.2 1,236.2 1,124.1 1,000.7 1,872.3 1,599.3 378.9 252.9 4,459.5 4,089.1 2022 2021 Full Year Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over 2021 USD LC Investment Management (1) 50% 50% Outsourcing & Advisory 17% 22% Leasing 12% 16% Capital Markets -12% -9% Total 9% 13% Revenue Mix 2022 2021 Investment Management 9% 6% Outsourcing & Advisory 42% 39% Leasing 25% 25% Capital Markets 24% 30% Total 100% 100% Local currency internal growth: 6% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 61%

Year Ended December 31, 2022 Broad Diversification Colliers 5 Please refer to Slide 19 28% 42% 30% 42% 23% 24% 11% Leasing Outsourcing & Advisory Capital Markets Investment Management Leasing & Capital Markets 58% Recurring 2022 Revenue By Service 2022 AEBITDA By Service 53% Recurring

246.3 449.5 335.7 336.9 519.1 479.6 121.3 79.5 1,222.4 1,345.5 Q4 2022 Q4 2021 Fourth Quarter Consolidated Revenues Colliers 6 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q4 2021 USD LC Investment Management (1) 53% 53% Outsourcing & Advisory 8% 14% Leasing 0% 3% Capital Markets -45% -43% Total -9% -5% Revenue Mix Q4 2022 Q4 2021 Investment Management 10% 6% Outsourcing & Advisory 42% 36% Leasing 28% 25% Capital Markets 20% 33% Total 100% 100% Local currency internal decline: - 11% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 87%

Americas 678.9 EMEA 228.3 Asia Pacific 193.6 Investment Management 121.3 55% 19% 16% 10% Americas 813.6 EMEA 233.1 Asia Pacific 219.1 Investment Management 79.5 61% 17% 16% 6% Americas 94.5 EMEA 42.4 Asia Pacific 38.4 Investment Management 28.3 46% 21% 19% 14% 21% Americas 82.9 EMEA 35.9 Asia Pacific 34.3 Investment Management 53.1 40% 17% 17% 26% Fourth Quarter Geographic Mix (1) Q4 2022 GAAP Operating Earnings: $52.0M Americas, $30.4M EMEA, $29.0M Asia Pacific, ($18.8M) Investment Management (2) Q4 2021 GAAP Operating Earnings: $78.8M Americas, $34.9M EMEA, $35.3M Asia Pacific, $19.8M Investment Management Colliers 7 Q4 2022 Revenues Q4 2021 Revenues Q4 2022 AEBITDA Q4 2021 AEBITDA (US$ millions)

Interest rate driven slowdown in Capital Markets activity versus record volumes in the prior year’s seasonally strongest quarter Outsourcing & Advisory growth led by engineering and project management Margin improved on lower average commission levels, lower incentive compensation and a reduction in discretionary costs Americas Colliers 8 GAAP Operating Earnings: Q4 2022 $52.0M at 7.7% margin; Q4 2021 $78.8M at 9.7% margin 149.6 306.9 237.9 239.9 291.4 266.8 678.9 813.6 Q4 2022 Q4 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -17% -16% Outsourcing & Advisory Leasing Capital Markets

Significant foreign exchange headwinds impacted revenues 10% Robust activity in Outsourcing & Advisory (including recent acquisitions) Capital Markets activity impacted by interest rate volatility and geopolitical uncertainty EMEA Colliers 9 GAAP Operating Earnings: Q4 2022 $30.4M at 13.3% margin; Q4 2021 $34.9M at 15.0% margin 44.0 67.6 49.5 51.2 134.8 114.3 228.3 233.1 Q4 2022 Q4 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -2% 8% Outsourcing & Advisory Leasing Capital Markets

Foreign exchange headwinds impacted revenues 9% Revenue impacted by rate volatility and COVID - 19 restrictions in several Asian markets, especially China APAC Colliers 10 GAAP Operating Earnings: Q4 2022 $29.0M at 15.0% margin; Q4 2021 $35.3M at 16.1% margin 52.7 74.9 48.4 45.8 92.6 98.4 193.6 219.1 Q4 2022 Q4 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -12% -3% Outsourcing & Advisory Leasing Capital Markets

Revenue growth driven by acquisitions and management fee growth from increased AUM AUM of $97.7 billion as of December 31, 2022, up significantly from $51.0 billion in the prior year Investment Management Colliers 11 GAAP Operating Earnings: Q4 2022 ($18.8M) at (15.5%) margin; Q4 2021 $19.8M at 24.8% margin 117.6 63.1 3.6 16.4 121.3 79.5 Q4 2022 Q4 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 53% 53% Revenue Growth 86% 87% (excluding pass - through carried interest) Pass - through carried interest

Investment Management Colliers 12 Focus on long - duration, highly differentiated AUM 51% 18% 31% Alternatives Infrastructure Traditional Real Estate AUM by Asset Class 37% 48% 15% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy 77% 23% North America EMEA AUM by Geography AUM: $97.7B FPAUM: $52.7B

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 13 Cash $ 173.7 $ 396.7 Total Debt 1,439.1 531.1 Net Debt $ 1,265.4 $ 134.3 Convertible Notes 226.5 225.2 Redeemable non-controlling interests 1,079.3 536.9 Shareholders' equity 493.4 585.3 Total capitalization $ 3,064.6 $ 1,481.7 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 1.8x 0.3x Capital Expenditures $ 67.7 $ 58.0 Acquisition Spend (2) $ 1,167.5 $ 107.4 Twelve months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021 Highlights • Leverage ratio of 1.8x • 67% of debt at fixed rates as of December 31, 2022 • Ample liquidity to fund acquisitions and internal growth • Anticipating capital expenditures of $90 - $100 million in 2023

(US$ millions) 2023 Outlook Colliers 14 Measure 2022 2023 Outlook Revenue $4.5 billion $4.6 billion - $4.8 billion Adjusted EBITDA $630.5 million $710 million - $750 million Adjusted EPS $6.99 $7.50 - $8.00 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) a nd related factors. • Robust growth (including the impact of recent acquisitions) in high value recurring service lines • Leasing revenues expected to remain steady • Capital Markets activity expected to remain impacted, particularly during the first half of 2023

Appendix 15 Reconciliation of non - GAAP measures

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 16 (US$ thousands) Net earnings (loss) $ 61,972 $ 99,741 $ 194,544 $ (237,557) Income tax 24,976 37,020 95,010 85,510 Other income, including equity earnings from non-consolidated investments (2,329) (5,726) (5,645) (11,273) Interest expense, net 19,163 7,319 48,587 31,819 Operating earnings (loss) 103,782 138,354 332,496 (131,501) Settlement of long-term incentive arrangement ("LTIA") - - - 471,928 Loss on disposal of business operations (524) - 26,834 - Depreciation and amortization 51,542 38,155 177,421 145,094 Gains attributable to MSRs 6,829 (8,486) (17,385) (29,214) Equity income from non-consolidated entites 1,856 1,565 6,677 6,190 Acquisition-related items 26,406 11,235 77,144 61,008 Restructuring costs 5,023 5,018 5,485 6,484 Stock-based compensation expense 7,772 6,169 21,853 14,349 Adjusted EBITDA $ 202,686 $ 192,010 $ 630,525 $ 544,338 Three months ended Twelve months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 17 (US$ thousands) Net earnings (loss) $ 61,972 $ 99,741 $ 194,544 $ (237,557) Non-controlling interest share of earnings (16,222) (20,317) (53,919) (53,465) Interest on Convertible Notes 2,300 2,300 9,200 9,200 Settlement of LTIA - - - 471,928 Loss on disposal of Russian operations (524) - 26,834 - Amortization of intangible assets 39,111 25,202 128,741 99,221 Gains attributable to MSRs 6,829 (8,486) (17,385) (29,214) Acquisition-related items 26,406 11,235 77,144 61,008 Restructuring costs 5,023 5,018 5,485 6,484 Stock-based compensation expense 7,772 6,169 21,853 14,349 Income tax on adjustments (19,835) (8,099) (42,486) (35,216) Non-controlling interest on adjustments (3,804) (2,871) (15,262) (12,791) Adjusted net earnings $ 109,028 $ 109,892 $ 334,749 $ 293,947 (US$) Diluted net (loss) earnings per common share $ 0.48 $ 0.89 $ 0.97 $ (8.21) Interest on Convertible Notes, net of tax 0.04 0.03 0.14 0.14 Non-controlling interest redemption increment 0.49 0.74 1.97 2.09 Settlement of LTIA - - - 9.92 Loss on disposal of operations - - 0.56 - Amortization expense, net of tax 0.50 0.31 1.63 1.25 Gains attributable to MSRs, net of tax 0.08 (0.10) (0.20) (0.34) Acquisition-related items 0.51 0.18 1.45 0.93 Restructuring costs, net of tax 0.08 0.07 0.08 0.10 Stock-based compensation expense, net of tax 0.13 0.13 0.39 0.30 Adjusted EPS $ 2.31 $ 2.25 $ 6.99 $ 6.18 Diluted weighted average shares for Adjusted EPS (thousands) 47,215 48,868 47,897 47,559 Three months ended Twelve months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021 Three months ended Twelve months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021

Reconciliation of net cash flow from operations to free cash flow Colliers 18 (US$ thousands) Net cash provided by operating activities $ 238,501 $ 77,908 $ 67,031 $ 288,980 Contingent acquisition consideration paid 285 7,545 69,224 18,017 Settlement of LTIA (cash portion) - - - 96,186 Purchase of fixed assets (25,874) (13,501) (67,681) (57,951) Cash collections on AR Facility deferred purchase price (57,052) 116,907 288,004 151,202 Free cash flow $ 155,860 $ 188,859 $ 356,578 $ 496,434 Three months ended Twelve months ended December 31, 2022 December 31, 2021 December 31, 2022 December 31, 2021

Other Non - GAAP Measures Colliers 19 Local currency revenue and AEBITDA growth rate and internal revenue growth rate measures Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared . Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods . Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions . We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions . Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers . Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations . AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments . Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers . Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees . We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees . Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers . Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Out sourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contra ctual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our deb t agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers 20 Appendix Full year regional details

Americas 2,756.3 EMEA 715.1 Asia Pacific 608.5 Investment Management 378.9 62% 16% 13% 9% Americas 2,489.2 EMEA 672.7 Asia Pacific 673.7 Investment Management 252.9 61% 16% 17% 6% Americas 296.1 EMEA 82.5 Asia Pacific 95.2 Investment Management 95.1 52% 14% 17% 17% Americas 332.3 EMEA 68.5 Asia Pacific 85.1 Investment Management 146.0 53% 11% 13% 23% Full Year Geographic Mix (1) 2022 GAAP Operating Earnings: $254.4M Americas, $9.9M EMEA, $72.3M Asia Pacific, $37.1M Investment Management (2) 2021 GAAP Operating Earnings: $233.8M Americas, $59.6M EMEA, $82.0M Asia Pacific, $63.7M Investment Management Colliers 21 2022 Revenues 2021 Revenues 2022 AEBITDA 2021 AEBITDA (US$ millions)

Growth led by Outsourcing & Advisory, particularly Engineering & Design (including recent acquisitions) Leasing benefitted from increased office and industrial activity Capital Markets impacted by interest rate volatility and market uncertainty in the second half of the year Americas Colliers 22 GAAP Operating Earnings: 2022 $254.4M at 9.2% margin; 2021 $233.8M at 9.4% margin 760.5 838.7 851.6 729.1 1,144.2 921.5 2,756.3 2,489.2 2022 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 11% 11% Outsourcing & Advisory Leasing Capital Markets

Significant foreign exchange headwinds impacted revenues 12% Robust Outsourcing & Advisory and Leasing activity Capital Markets activity impacted due to interest rate volatility and geopolitical uncertainty EMEA Colliers 23 GAAP Operating Earnings: 2022 $9.9M at 1.4% margin; 2021 $59.6M at 8.9% margin 161.5 190.5 147.5 145.4 406.2 336.8 715.1 672.7 2022 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 6% 18% Outsourcing & Advisory Leasing Capital Markets

Foreign exchange headwinds impacted revenues 7% Revenues primarily impacted by COVID - 19 restrictions in several Asian markets which extended through most of the year APAC Colliers 24 GAAP Operating Earnings: 2022 $72.3M at 11.9% margin; 2021 $82.0M at 12.2% margin 162.2 207.0 125.0 126.2 321.2 340.4 608.5 673.7 2022 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -10% -3% Outsourcing & Advisory Leasing Capital Markets

Revenue growth driven by acquisitions and fundraising across all investment strategies Added capabilities in infrastructure, US and European traditional real estate and credit Investment Management Colliers 25 GAAP Operating Earnings: 2022 $37.1M at 9.8% margin; 2021 $63.7M at 25.2% margin 348.6 217.9 30.3 35.0 378.9 252.9 2022 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 50% 50% Revenue Growth 60% 61% (excluding pass - through carried interest) Pass - through carried interest